









Oak Manor Apartments Ridgewood, NJ

The Preserve at Milltown Downingtown, PA

Woodmont Village Lake Ronkonkoma, NY

Ridgeview at Wakefield Valley Westminster, MD

HOME PROPERTIES®
QUALITY APARTMENT COMMUNITIES

Third Quarter 2014

Earnings Release & Supplemental Information

850 Clinton Square, Rochester, NY 14604
585-546-4900 | www.HomeProperties.com

Discover the difference. Discover Home.



Home Properties, Inc.
Earnings Release and Supplemental Information
Third Quarter 2014
Table of Contents



FOR IMMEDIATE RELEASE

Home Properties Reports Third Quarter 2014 Results and Announces Quarterly Dividend

ROCHESTER, N.Y., October 30, 2014 – Home Properties, Inc. (NYSE: HME) today reported financial results for the quarter and nine months ended September 30, 2014. All per share results are reported on a diluted basis.

Results for the Quarter

- Earnings per share ("EPS") was $0.45 compared to $0.44 in the third quarter of 2013.
- Funds from Operations ("FFO") and Operating Funds from Operations ("OFFO") were $1.13 per share compared to $1.09 per share in the prior year period.
- Results for the quarter were negatively impacted by the Company's decision to exit the business of developing new apartment communities as announced on July 31. In the third quarter, net severance charges of $1.024 million were expensed in connection with the elimination of development employee positions. The Company also recognized $602,000 of interest expense related to land and predevelopment carrying costs that would have otherwise been capitalized. The impact to third quarter OFFO on a per share basis is summarized below:

OFFO as Reported	$1.13
Severance	0.02
Reduced Capitalized Interest on Land Parcels Previously Designated for Development	0.01
OFFO as Adjusted for Impact of Exit From New Development Business	$1.16

Results for the Nine Months

- EPS was $1.64 per share compared to $1.92 per share in the first nine months of 2013. The decrease is primarily attributable to one-time charges of $0.07 per share incurred in connection with the Company's exit from the business of developing new apartment communities and lower gains on the disposition of property of $0.24 per share.
- FFO was $3.17 per share compared to $3.25 per share in the prior year period. The decrease is primarily attributable to charges related to the Company's exit from the new development business.
- OFFO was $3.24 per share compared to $3.25 per share in the prior year period.

Definitions of FFO and OFFO and reconciliations of GAAP net income to these measures are provided in the financial data section of this release.

"It was a solid quarter for Home Properties," said Edward J. Pettinella, President and Chief Executive Officer. "Rental income for our core properties increased 3.2% over the third quarter of 2013, with renewal leases executed at rents 3.6% higher than expiring leases and new leases 2.5% higher. Occupancy was 40 basis points above the prior year level. These positive operating trends and our outlook for the fourth quarter led to our affirmation of 2014 guidance previously provided.

In early October, we obtained a BBB rating from Standard & Poor's. We now have strong ratings from the three primary rating agencies and plan to complete our initial public offering of unsecured debt in the fourth quarter, further strengthening our balance sheet with this new source of capital."

Same-Property Operating Results [1]

	Third Quarter 2014 Compared to Third Quarter 2013	Third Quarter 2014 Compared to Second Quarter 2014
Rental Income	3.2% increase	0.8% increase
Total Revenues	3.2% increase	0.4% increase
Property Level Operating Expenses	5.7% increase	2.1% increase
Net Operating Income ("NOI")	1.9% increase	0.5% decrease
Average Physical Occupancy[2]	95.3%, or a 40 basis point increase	95.3%, or a 10 basis point decrease
Average Monthly Rental Rates	2.6% increase to $1,340	1.3% increase to $1,340

[1] For 115 core properties containing 39,916 apartment units owned since January 1, 2013
[2] Average physical occupancy – defined as the number of occupied apartment units divided by total apartment units

Acquisitions

As previously reported, the Company acquired Willowbrook Apartments, a 248-unit garden apartment community located in Jeffersonville, Pennsylvania, on July 30.

"Our acquisition pipeline is robust," commented Mr. Pettinella. "The deal flow increased in several of our markets during the third quarter and we reviewed more than 50 potential transactions. We expect to complete approximately $250 million of acquisitions in 2014."

Development

Construction continues on the Company's remaining new development projects:

- Eleven55 Ripley in Silver Spring, Maryland is expected to be completed in the fourth quarter of 2014. Approximately 65% of the units have been leased.

- The Courts at Spring Mill Station in Conshohocken, Pennsylvania is expected to be completed in the first quarter of 2015. The first of two buildings in the community became ready for occupancy on October 1. Approximately 11% of the units have been leased.

Capital Markets

On July 31, the Company repaid two fixed rate mortgages – an $8.8 million 4.93% fixed-rate mortgage with an August 1, 2014 maturity date and a $5.0 million 6.99% fixed-rate mortgage with a January 1, 2029 maturity date. Both properties have been added to the Company's unencumbered asset pool.

On October 3, Standard & Poor's Ratings Services assigned its 'BBB' corporate credit rating to Home Properties Inc. The outlook is stable.

As of September 30, 2014:

- The Company had approximately $13 million of cash on hand and an additional $75 million of available capacity on its corporate credit facility.

- Unencumbered assets represented 57.0% of total undepreciated assets, up from 51.9% at December 31, 2013.

- The Company's ratio of debt-to-total market capitalization was 38.6%.

- Total debt of $2.5 billion was outstanding at a weighted average interest rate of 4.2% and staggered maturities averaging 3.7 years.

- Approximately 84% of total indebtedness was at fixed rates.

- Interest coverage for the quarter was 4.1 times and the fixed charge ratio was 3.9 times.

2014 Guidance

Based on actual year-to-date results and expectations for the balance of the year, the Company affirms the midpoint of its prior FFO per share guidance of $4.35 for the year and $1.18 for the fourth quarter as well as the midpoint of its prior OFFO per share guidance of $4.42 for the year and $1.18 for the fourth quarter.

The ranges for each period were narrowed as follows:

- FFO per share for the year of $4.33 to $4.37
- FFO per share for the fourth quarter of $1.16 to $1.20
- OFFO per share for the year of $4.40 to $4.44
- OFFO per share for the fourth quarter of $1.16 to $1.20

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.73 per share for the quarter ended September 30, 2014. The dividend is payable on November 21, 2014 to shareholders of record on November 10, 2014 and is equivalent to an annualized rate of $2.92 per share. The current annual dividend represents a 4.6% yield based on the October 29 closing price of $63.71 Home Properties' common stock will begin trading ex-dividend on November 6, 2014.

Supplemental Information

The Company produces [supplemental information](#) that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Third Quarter Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of the Company's website, www.homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

Fourth Quarter Conference/Event Schedule

Home Properties is scheduled to participate in REITWorld 2014®: NAREIT's Annual Convention for All Things REIT® in Atlanta, November 5-7. Presentation materials will be available at www.homeproperties.com in the "Investors" section.

Fourth Quarter and Year End Earnings Release and Conference Call

The Company's fourth quarter 2014 financial results are scheduled to be released after the stock market closes on Thursday, February 5, 2015. A conference call, which will be simultaneously webcast, is scheduled for Friday, February 6, 2015 at 11:00 AM ET. It will be accessible following the instructions for the current quarter's conference call.

Forward-Looking Statements

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ are described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission and include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events.

About Home Properties

Home Properties is a publicly traded multifamily real estate investment trust that owns, operates, acquires and upgrades apartment communities in suburbs of major metropolitan areas primarily along the East Coast of the United States. An S&P 400 Company, Home Properties owns and operates 122 communities containing 42,250 apartment units. For more information, please visit the Company's website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2014	**2013**	**2014**	**2013**
Rental income	$ 158,535	$ 149,588	$ 465,910	$ 446,194
Property other income	12,754	12,140	41,484	39,149
Other income	22	207	344	671
Total revenues	171,311	161,935	507,738	486,014
Operating and maintenance	62,245	57,060	189,006	175,061
General and administrative	5,288	6,152	21,672	22,571
Interest	25,062	27,499	75,586	86,184
Depreciation and amortization	46,463	42,793	136,009	126,207
Other expenses	335	16	617	48
Impairment and other charges	1,024	-	4,866	-
Total expenses	140,417	133,520	427,756	410,071
Income from continuing operations	30,894	28,415	79,982	75,943
Discontinued operations				
Income from discontinued operations	-	1,209	40	3,402
Gain on disposition of property	-	-	31,306	45,004
Discontinued operations	-	1,209	31,346	48,406
Net income	30,894	29,624	111,328	124,349
Net income attributable to noncontrolling interest	(4,650)	(4,586)	(16,824)	(20,395)
Net income attributable to common stockholders	$ 26,244	$ 25,038	$ 94,504	$ 103,954
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income attributable to common stockholders	$ 26,244	$ 25,038	$ 94,504	$ 103,954
Real property depreciation and amortization	45,882	43,472	134,557	128,832
Noncontrolling interest	4,650	4,586	16,824	20,395
Gain on disposition of property	-	-	(31,306)	(45,004)
FFO - basic and diluted, as defined by NAREIT	76,776	73,096	214,579	208,177
Loss from early extinguishment of debt in connection with sale of real estate	-	-	802	1,416
FFO - basic and diluted [1]	$ 76,776	$ 73,096	$ 215,381	$ 209,593

[1] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company adds back debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of a property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2014	**2013**	**2014**	**2013**
FFO – basic and diluted	$ 76,776	$ 73,096	$ 215,381	$ 209,593
FFO – basic and diluted	$ 76,776	$ 73,096	$ 215,381	$ 209,593
Acquisition costs of closed deals included in other expenses	335	16	617	48
Impairment and other charges	-	-	3,842	-
Operating FFO [2]	$ 77,111	$ 73,112	$ 219,840	$ 209,641
FFO – basic and diluted	$ 76,776	$ 73,096	$ 215,381	$ 209,593
Recurring non-revenue generating capital expenses	(9,209)	(8,897)	(27,433)	(26,830)
AFFO [3]	$ 67,567	$ 64,199	$ 187,948	$ 182,763
Operating FFO	$ 77,111	$ 73,112	$ 219,840	$ 209,641
Recurring non-revenue generating capital expenses	(9,209)	(8,897)	(27,433)	(26,830)
Operating AFFO [2] [3]	$ 67,902	$ 64,215	$ 192,407	$ 182,811
Weighted average shares/units outstanding:				
Shares – basic	57,412.6	56,370.1	57,248.1	53,444.2
Shares – diluted	57,970.4	56,943.8	57,735.3	54,051.5
Shares/units – basic [4]	67,611.3	66,717.3	67,458.8	63,834.0
Shares/units – diluted [4]	68,169.1	67,291.0	67,946.0	64,441.3
Per share/unit:				
Net income – basic	$0.46	$0.44	$1.65	$1.95
Net income – diluted	$0.45	$0.44	$1.64	$1.92
FFO – basic	$1.14	$1.10	$3.19	$3.28
FFO – diluted	$1.13	$1.09	$3.17	$3.25
Operating FFO [2]	$1.13	$1.09	$3.24	$3.25
AFFO [3]	$0.99	$0.95	$2.77	$2.84
Operating AFFO [2] [3]	$1.00	$0.95	$2.83	$2.84
Common Dividend paid	$0.73	$0.70	$2.19	$2.10

[2] Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals and land impairment costs.

[3] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $900 and $848 per apartment unit in 2014 and 2013, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	September 30, 2014	December 31, 2013
Land	$ 816,478	$ 786,868
Land held for sale	13,734	-
Construction in progress	129,704	187,976
Buildings, improvements and equipment	4,767,930	4,645,921
	5,727,846	5,620,765
Accumulated depreciation	(1,349,206)	(1,243,243)
Real estate, net	4,378,640	4,377,522
Cash and cash equivalents	13,145	9,853
Cash in escrows	25,088	23,738
Accounts receivable	13,205	14,937
Prepaid expenses	25,667	22,089
Deferred charges	9,632	11,945
Other assets	5,749	7,793
Total assets	$ 4,471,126	$ 4,467,877
Mortgage notes payable	$ 1,654,394	$ 1,814,217
Unsecured notes payable	450,000	450,000
Unsecured line of credit	371,000	193,000
Accounts payable	30,160	27,540
Accrued interest payable	9,949	8,392
Accrued expenses and other liabilities	34,414	33,936
Security deposits	19,079	18,479
Total liabilities	2,568,996	2,545,564
Common stockholders' equity	1,616,392	1,629,253
Noncontrolling interest	285,738	293,060
Total equity	1,902,130	1,922,313
Total liabilities and equity	$ 4,471,126	$ 4,467,877
Total shares/units outstanding:		
Common stock	57,366.9	56,961.6
Operating partnership units	10,195.1	10,287.2
	67,562.0	67,248.8

For Further Information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Shelly J. Doran, Vice President, Investor Relations, (585) 295-4227

###

Property Results

Third Quarter 2014

Region	# of Units	3Q '14 Company % Units [1]	Date Acquired [2]	3Q '14 Rent/Mo	3Q '14 Occup [3]	3Q '13 Occup [3]	3Q '14 Versus 3Q '13 % Growth: Rental Rates [4]	Total Revenue	Total Expense	Total NOI	3Q '14 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,351	93.9%	92.3%	1.0%	3.8%	(0.2%)	6.2%	
Bonnie Ridge	960		7/1/1999	1,207	94.3%	94.4%	2.5%	3.3%	5.8%	2.2%	
Canterbury	618		7/15/1999	1,084	93.4%	94.8%	2.2%	0.4%	10.2%	(4.3%)	
Charleston Place	858		9/30/2010	1,283	95.4%	96.3%	3.3%	2.5%	7.2%	0.5%	
Country Village	344		4/30/1998	1,056	95.9%	93.9%	0.4%	3.8%	6.6%	2.2%	
Dunfield	312		11/1/2007	1,275	93.7%	92.7%	1.2%	1.9%	8.8%	(1.7%)	
Fox Hall	720		3/28/2007	970	91.6%	92.0%	3.2%	1.8%	(3.8%)	5.3%	
Gateway Village	132		7/15/1999	1,466	95.3%	94.2%	1.9%	1.4%	0.2%	2.0%	
Heritage Woods	164		10/4/2006	1,211	95.1%	96.4%	1.4%	1.9%	9.2%	(2.0%)	
Howard Crossing	1,350		6/28/2012	1,178	95.0%	96.0%	3.8%	3.8%	2.0%	4.6%	
Middlebrooke	208		4/1/2010	1,066	95.5%	96.0%	3.3%	3.1%	6.6%	1.4%	
Mill Towne Village	384		5/31/2001	985	95.1%	95.5%	2.0%	3.3%	6.5%	1.6%	
Morningside Heights	1,050		4/30/1998	1,025	92.6%	91.7%	4.7%	6.3%	3.9%	7.6%	
Owings Run	504		7/15/1999	1,354	96.6%	96.9%	3.4%	2.8%	3.1%	2.6%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,303	94.9%	95.1%	2.0%	2.5%	11.5%	(2.8%)	
Saddle Brooke	468		10/29/2008	1,228	95.7%	94.8%	5.7%	7.4%	(0.7%)	11.5%	
Selford	102		7/15/1999	1,539	96.1%	95.9%	3.6%	5.3%	6.3%	4.9%	
The Apts. at Cambridge Court	544		8/23/2011	1,391	94.3%	92.1%	0.5%	3.2%	9.1%	(0.0%)	
The Coves at Chesapeake	469		11/20/2006	1,381	94.3%	91.0%	2.0%	8.8%	4.1%	11.2%	
The Greens at Columbia	168		7/29/2010	1,488	94.8%	94.2%	(0.3%)	(0.9%)	10.4%	(5.6%)	
Top Field	156		10/4/2006	1,402	96.6%	96.6%	2.7%	4.0%	5.1%	3.4%	
Village Square	370		7/15/1999	1,266	94.0%	94.7%	2.9%	0.9%	7.1%	(2.2%)	
Westbrooke	110		4/1/2010	957	96.0%	93.2%	4.7%	4.9%	3.0%	6.3%	
Total Baltimore	10,477	24.8%		$ 1,198	94.4%	94.2%	2.8%	3.5%	4.8%	2.9%	22.9%
Boston											
Gardencrest	696		6/28/2002	$ 1,821	96.1%	95.2%	3.1%	5.8%	4.2%	6.4%	
Highland House	172		5/31/2006	1,363	97.6%	95.8%	3.8%	8.0%	7.7%	8.3%	
Liberty Commons	120		8/30/2006	1,358	97.9%	97.3%	2.0%	0.7%	(8.3%)	4.9%	
Liberty Place	107		6/6/2006	1,599	96.0%	97.5%	1.4%	1.3%	8.3%	(2.5%)	
Middlesex Crossing	252		12/18/2013	1,489	94.9%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	1,070	97.2%	97.1%	7.8%	7.7%	3.6%	10.3%	
Stone Ends	280		2/12/2003	1,440	96.9%	93.9%	3.7%	8.0%	10.2%	7.1%	
The Commons at Haynes Farm	302		7/15/2011	1,439	96.6%	97.3%	4.1%	3.5%	1.5%	4.5%	
The Heights at Marlborough	348		9/7/2006	1,395	95.9%	94.1%	4.5%	7.7%	2.7%	10.6%	
The Meadows at Marlborough	264		9/7/2006	1,344	96.3%	95.2%	3.1%	1.9%	(0.5%)	3.3%	
The Townhomes of Beverly	204		2/15/2007	1,728	96.5%	96.0%	3.2%	5.3%	5.3%	5.4%	
The Village at Marshfield	276		3/17/2004	1,331	95.9%	94.5%	3.2%	2.7%	7.7%	0.5%	
Westwoods	35		4/30/2007	1,443	95.6%	97.1%	2.9%	6.4%	(9.1%)	14.8%	
Total Boston	3,556	8.4%		$ 1,459	96.6%	95.7%	3.8%	5.4%	3.9%	6.1%	9.6%

Property Results

Third Quarter 2014 Region	# of Units	3Q '14 Company % Units (1)	Date Acquired (2)	3Q '14 Rent/Mo	3Q '14 Occup (3)	3Q '13 Occup (3)	3Q '14 Versus 3Q '13 % Growth Rental Rates (4)	Total Revenue	Total Expense	Total NOI	3Q '14 Company % NOI (1)
Chicago											
Blackhawk	371		10/20/2000	$ 972	95.3%	93.7%	4.2%	6.6%	8.2%	5.1%	
Courtyards Village	224		8/29/2001	979	97.2%	97.5%	3.7%	1.9%	8.1%	(2.7%)	
Cypress Place	192		12/27/2000	1,136	97.7%	96.7%	5.1%	5.3%	25.0%	(7.1%)	
Lakeview Townhomes	120		10/18/2010	1,288	96.2%	95.9%	2.1%	3.8%	14.3%	(4.4%)	
The Colony	783		9/1/1999	987	96.8%	97.2%	4.9%	2.9%	21.4%	(8.2%)	
The Gates of Deer Grove	204		12/15/2011	1,133	98.0%	95.2%	5.1%	9.8%	29.4%	(4.0%)	
The New Colonies	672		6/23/1998	785	97.0%	95.9%	1.3%	5.3%	(2.0%)	12.9%	
Total Chicago	2,566	6.1%		$ 968	96.8%	96.1%	3.8%	4.7%	12.8%	(1.4%)	3.8%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,415	98.5%	96.7%	2.9%	4.8%	1.0%	7.2%	
Cambridge Village	82		3/1/2002	2,072	96.1%	97.2%	5.3%	6.4%	8.1%	5.3%	
Crescent Club	257		9/30/2010	1,518	96.9%	96.0%	6.5%	9.3%	3.9%	12.6%	
Devonshire Hills	656		7/16/2001	1,742	96.6%	95.7%	3.2%	4.5%	6.7%	3.4%	
Hawthorne Court	434		4/4/2002	1,598	96.7%	96.4%	4.4%	6.9%	(0.1%)	12.6%	
Heritage Square	80		4/4/2002	1,977	97.4%	97.3%	2.9%	5.5%	2.9%	7.4%	
Holiday Square	144		5/31/2002	1,371	98.2%	98.6%	3.9%	3.4%	2.4%	4.0%	
Lake Grove	368		2/3/1997	1,611	97.1%	94.9%	2.8%	5.4%	(1.8%)	9.6%	
Mid-Island Estates	232		7/1/1997	1,550	97.9%	98.2%	2.6%	3.1%	5.9%	1.5%	
Sayville Commons	342		7/15/2005	1,774	97.0%	98.1%	4.4%	3.8%	0.6%	6.2%	
Southern Meadows	452		6/29/2001	1,592	95.4%	95.5%	3.3%	3.3%	3.3%	3.2%	
Westwood Village	242		3/1/2002	2,677	95.1%	97.2%	3.0%	(0.6%)	3.3%	(3.2%)	
Woodmont Village	97		3/1/2002	1,483	97.3%	96.6%	4.7%	4.3%	11.0%	1.1%	
Yorkshire Village	40		3/1/2002	2,003	97.5%	95.9%	0.9%	3.1%	(3.1%)	8.1%	
Total Long Island	3,586	8.5%		$ 1,709	96.8%	96.5%	3.6%	4.3%	2.9%	5.3%	10.6%

HOME PROPERTIES®

Property Results

Third Quarter 2014

Region	# of Units	3Q '14 Company % Units [1]	Date Acquired [2]	3Q '14 Rent/Mo	3Q '14 Occup [3]	3Q '13 Occup [3]	3Q '14 Versus 3Q '13 % Growth: Rental Rates [4]	Total Revenue	Total Expense	Total NOI	3Q '14 Company % NOI [1]
Northern New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,459	97.1%	96.6%	5.1%	2.8%	2.4%	3.0%	
Chatham Hill	308		1/30/2004	2,031	96.6%	95.9%	(0.3%)	2.9%	0.1%	3.9%	
East Hill Gardens	33		7/8/1998	1,702	94.3%	95.5%	4.1%	0.9%	(1.2%)	1.9%	
Hackensack Gardens	198		3/1/2005	1,303	96.4%	97.2%	6.2%	6.5%	(1.6%)	12.1%	
Jacob Ford Village	270		2/15/2007	1,487	97.8%	98.9%	3.6%	2.6%	11.1%	(0.1%)	
Lakeview	106		7/8/1998	1,520	96.9%	96.6%	2.1%	5.6%	7.4%	4.7%	
Northwood	134		1/30/2004	1,505	95.0%	96.0%	3.6%	1.0%	5.4%	(2.0%)	
Oak Manor	77		7/8/1998	2,126	96.1%	96.2%	3.9%	4.4%	(15.0%)	15.4%	
Pleasant View	1,142		7/8/1998	1,275	96.7%	96.9%	3.5%	3.1%	18.9%	(5.4%)	
Pleasure Bay	270		7/8/1998	1,236	96.8%	94.5%	4.8%	7.6%	(4.0%)	16.1%	
Royal Gardens	550		5/28/1997	1,375	96.8%	97.5%	3.2%	1.9%	30.9%	(12.1%)	
Wayne Village	275		7/8/1998	1,542	97.9%	95.9%	2.2%	4.4%	5.6%	3.8%	
Windsor Realty	67		7/8/1998	1,382	96.8%	96.0%	2.6%	3.2%	4.3%	2.6%	
Total Northern New Jersey	3,578	8.5%		$ 1,438	96.8%	96.7%	3.1%	3.4%	10.9%	(0.4%)	9.4%
Philadelphia											
Glen Manor	180		9/23/1997	845	95.5%	94.0%	4.2%	6.6%	6.2%	6.9%	
Golf Club	399		3/15/2000	1,245	93.9%	95.3%	4.3%	2.8%	1.2%	3.5%	
Hill Brook Place	274		7/28/1999	975	93.9%	94.4%	1.5%	(0.8%)	2.0%	(3.3%)	
Home Properties of Bryn Mawr	316		3/15/2000	1,604	88.1%	87.0%	3.8%	4.0%	11.9%	0.1%	
Home Properties of Devon	631		3/15/2000	1,344	94.8%	93.9%	3.1%	3.3%	0.2%	4.8%	
New Orleans Park	442		7/28/1999	958	91.8%	93.5%	4.3%	1.1%	6.8%	(3.9%)	
Racquet Club East	466		7/7/1998	1,187	94.6%	95.7%	2.6%	2.3%	(2.2%)	4.9%	
Racquet Club South	103		5/27/1999	983	94.5%	96.5%	1.4%	(1.9%)	(4.8%)	0.4%	
Ridley Brook	244		7/28/1999	1,014	94.7%	94.6%	1.6%	0.2%	0.2%	0.2%	
Sherry Lake	298		7/23/1998	1,357	97.0%	95.1%	0.8%	3.8%	15.0%	(1.6%)	
Stone Hill	205		11/27/2013	941	94.2%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,280	96.6%	95.0%	1.7%	4.4%	2.0%	5.8%	
The Landings	384		11/22/1996	1,126	96.6%	93.5%	(0.1%)	2.0%	9.4%	(2.7%)	
The Preserve at Milltown	376		6/19/2014	1,097	95.0%	n/a	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,193	96.3%	94.4%	0.6%	5.3%	9.6%	2.9%	
Trexler Park West	216		8/15/2008	1,410	96.6%	94.7%	(1.5%)	(1.0%)	0.3%	(1.6%)	
Waterview	203		7/14/2011	1,162	96.2%	96.1%	5.1%	3.2%	3.6%	2.9%	
William Henry	363		3/15/2000	1,264	95.6%	94.2%	1.8%	3.9%	(3.0%)	8.0%	
Willowbrook	248		7/30/2014	1,209	95.3%	n/a	n/a	n/a	n/a	n/a	
Total Philadelphia	5,744	13.6%		$ 1,204	94.6%	94.1%	2.3%	2.6%	3.7%	2.0%	11.9%

Property Results

Third Quarter 2014

Region	# of Units	3Q '14 Company % Units [1]	Date Acquired [2]	3Q '14 Rent/Mo	3Q '14 Occup [3]	3Q '13 Occup [3]	3Q '14 Versus 3Q '13 % Growth: Rental Rates [4]	Total Revenue	Total Expense	Total NOI	3Q '14 Company % NOI [1]
Southeast Florida											
The Hamptons	668		7/7/2004	$ 1,137	96.1%	95.0%	6.8%	8.6%	5.4%	11.5%	
Vinings at Hampton Village	168		7/7/2004	1,260	96.6%	96.0%	6.1%	7.2%	7.0%	7.3%	
Total Southeast Florida	836	2.0%		$ 1,162	96.2%	95.2%	6.7%	8.3%	5.7%	10.5%	1.5%
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,842	93.8%	96.0%	(3.8%)	(4.1%)	1664.0%	(36.8%)	
Arbor Park of Alexandria	851		Redevelopment	1,654	79.5%	86.0%	6.1%	(2.4%)	0.2%	(3.7%)	
Braddock Lee	256		3/13/1998	1,468	95.6%	97.5%	1.5%	(0.7%)	3.4%	(3.2%)	
Cinnamon Run	511		12/28/2005	1,347	93.4%	91.9%	2.6%	5.4%	2.7%	6.5%	
Courts at Huntington Station	421		6/15/2011	1,960	95.5%	93.4%	(2.4%)	0.9%	(5.0%)	3.9%	
East Meadow	150		8/1/2000	1,508	96.4%	96.0%	1.4%	2.2%	12.4%	(2.7%)	
Eleven55 Ripley	351		Under Construction	1,954	43.7%	0.0%	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,053	94.8%	94.0%	3.7%	5.7%	4.9%	6.3%	
Hunters Glen	108		4/19/2011	1,079	92.9%	94.0%	3.9%	2.5%	3.5%	1.9%	
Mount Vernon Square	1,387		12/27/2006	1,380	93.7%	93.4%	1.1%	(0.4%)	3.7%	(2.5%)	
Newport Village	937		10/17/2011	1,588	92.9%	93.0%	0.5%	(2.4%)	3.8%	(5.7%)	
Park Shirlington	294		3/13/1998	1,478	96.9%	95.4%	2.3%	4.9%	1.7%	7.0%	
Peppertree Farm	879		12/28/2005	1,330	92.1%	94.1%	3.7%	1.4%	0.0%	2.2%	
Seminary Hill	296		7/1/1999	1,484	96.2%	95.8%	3.1%	5.6%	1.1%	9.4%	
Seminary Towers	545		7/1/1999	1,495	96.5%	95.5%	0.6%	2.5%	(3.7%)	6.7%	
Somerset Park	108		10/11/2011	1,538	96.0%	95.8%	0.9%	2.9%	(4.4%)	7.3%	
Tamarron	132		7/15/1999	1,692	92.7%	92.1%	1.4%	2.5%	1.0%	3.1%	
The Apts. at Cobblestone Square	314		6/14/2012	1,362	96.8%	96.1%	2.7%	1.8%	3.2%	0.9%	
The Apts. at Wellington Trace	240		3/2/2004	1,460	95.7%	93.3%	1.9%	3.7%	(1.1%)	6.2%	
The Courts at Dulles	411		11/30/2011	1,544	95.7%	93.8%	(1.4%)	(1.1%)	3.9%	(3.7%)	
The Courts at Fair Oaks	364		9/30/2010	1,549	94.7%	95.0%	(0.4%)	(0.6%)	4.3%	(2.6%)	
The Manor - MD	435		8/31/2001	1,421	94.3%	91.0%	2.6%	10.6%	19.2%	6.2%	
The Manor - VA	198		2/19/1999	1,225	93.8%	94.7%	3.4%	2.4%	0.7%	3.4%	
The Manor East	164		5/11/2012	1,184	94.6%	94.6%	4.8%	5.2%	2.8%	6.6%	
The Sycamores	185		12/16/2002	1,483	96.0%	93.9%	(1.6%)	0.5%	3.9%	(1.5%)	
Village at Potomac Falls	247		8/5/2010	1,485	96.0%	95.1%	1.2%	1.9%	1.0%	2.3%	
West Springfield	244		11/18/2002	1,592	94.9%	94.9%	(2.0%)	(1.2%)	1.6%	(2.6%)	
Westchester West	345		12/30/2008	1,449	93.9%	92.7%	3.5%	4.2%	7.7%	2.3%	
Woodleaf	228		3/19/2004	1,311	95.2%	95.3%	0.3%	2.0%	4.8%	0.8%	
Woodway at Trinity Centre	504		5/17/2012	1,460	96.0%	95.6%	2.8%	2.4%	1.4%	2.8%	
Total Washington, D.C.	11,856	28.1%		$ 1,451	94.6%	94.1%	1.2%	1.5%	5.8%	(0.7%)	30.3%
Total Properties	**42,199**	100.0%		**$ 1,348**	**94.5%**	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**39,916**			**$ 1,340**	**95.3%**	**94.9%**	**2.6%**	**3.2%**	**5.7%**	**1.9%**	

(1) Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
(2) For development properties the date reflects when all units became available to rent.
(3) Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
(4) Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Property Results

September YTD

Region	# of Units	YTD '14 Company % Units (1)	Date Acquired (2)	YTD '14 Rent/Mo	YTD '14 Occup(3)	YTD '13 Occup(3)	YTD '14 Versus YTD '13 % Growth: Rental Rates(4)	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI (1)
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,327	94.4%	92.9%	0.9%	3.1%	10.4%	(0.7%)	
Bonnie Ridge	960		7/1/1999	1,190	94.5%	94.1%	2.2%	2.3%	5.3%	0.9%	
Canterbury	618		7/15/1999	1,077	94.3%	94.9%	3.1%	2.9%	8.3%	0.1%	
Charleston Place	858		9/30/2010	1,269	95.4%	95.8%	3.4%	3.1%	8.2%	0.9%	
Country Village	344		4/30/1998	1,044	95.6%	94.0%	(0.3%)	1.7%	6.4%	(1.0%)	
Dunfield	312		11/1/2007	1,269	93.0%	94.3%	1.7%	(0.4%)	12.7%	(6.3%)	
Fox Hall	720		3/28/2007	962	92.7%	92.6%	3.9%	1.8%	2.9%	1.1%	
Gateway Village	132		7/15/1999	1,454	96.6%	95.6%	2.5%	3.3%	3.9%	3.1%	
Heritage Woods	164		10/4/2006	1,199	96.5%	95.2%	0.7%	2.6%	12.3%	(2.3%)	
Howard Crossing	1,350		6/28/2012	1,165	94.2%	95.1%	3.4%	4.2%	5.2%	3.6%	
Middlebrooke	208		4/1/2010	1,053	96.1%	95.9%	4.0%	5.3%	7.4%	4.2%	
Mill Towne Village	384		5/31/2001	975	95.8%	96.2%	2.0%	3.1%	11.2%	(1.3%)	
Morningside Heights	1,050		4/30/1998	1,010	93.1%	93.3%	4.5%	4.5%	11.7%	1.1%	
Owings Run	504		7/15/1999	1,342	95.2%	96.0%	3.1%	2.5%	5.4%	1.3%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,283	94.1%	96.3%	2.5%	2.6%	10.6%	(1.8%)	
Saddle Brooke	468		10/29/2008	1,204	95.9%	94.2%	5.2%	7.2%	5.7%	8.0%	
Selford	102		7/15/1999	1,519	96.9%	95.6%	3.3%	5.1%	6.2%	4.6%	
The Apts. at Cambridge Court	544		8/23/2011	1,373	93.7%	92.1%	0.1%	2.4%	4.3%	1.4%	
The Coves at Chesapeake	469		11/20/2006	1,367	92.8%	93.1%	2.1%	1.8%	6.8%	(0.4%)	
The Greens at Columbia	168		7/29/2010	1,484	94.8%	95.3%	1.0%	0.6%	10.6%	(3.3%)	
Top Field	156		10/4/2006	1,385	96.1%	95.8%	2.7%	3.6%	8.1%	1.7%	
Village Square	370		7/15/1999	1,255	94.3%	94.9%	2.5%	1.6%	5.0%	(0.1%)	
Westbrooke	110		4/1/2010	943	96.2%	95.5%	4.2%	4.3%	3.3%	5.0%	
Total Baltimore	10,477	24.8%		$ 1,185	94.4%	94.4%	2.7%	3.0%	7.0%	1.1%	23.3%
Boston											
Gardencrest	696		6/28/2002	$ 1,792	95.7%	96.3%	4.5%	4.1%	2.0%	5.0%	
Highland House	172		5/31/2006	1,350	94.8%	95.0%	4.0%	3.0%	1.3%	4.3%	
Liberty Commons	120		8/30/2006	1,340	97.0%	96.5%	2.0%	1.4%	3.7%	0.4%	
Liberty Place	107		6/6/2006	1,594	95.8%	95.9%	2.9%	0.7%	(0.3%)	1.4%	
Middlesex Crossing	252		12/18/2013	1,448	95.7%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	1,038	97.2%	96.7%	7.2%	8.3%	0.5%	13.3%	
Stone Ends	280		2/12/2003	1,420	96.9%	95.6%	4.4%	4.3%	7.8%	2.5%	
The Commons at Haynes Farm	302		7/15/2011	1,419	97.1%	97.3%	4.8%	4.0%	(0.1%)	6.3%	
The Heights at Marlborough	348		9/7/2006	1,372	96.5%	95.1%	4.7%	5.5%	7.6%	4.2%	
The Meadows at Marlborough	264		9/7/2006	1,324	96.0%	96.2%	4.1%	3.0%	5.5%	1.5%	
The Townhomes of Beverly	204		2/15/2007	1,704	95.9%	96.6%	4.7%	4.0%	6.1%	3.0%	
The Village at Marshfield	276		3/17/2004	1,314	95.7%	95.8%	4.3%	2.7%	5.4%	1.3%	
Westwoods	35		4/30/2007	1,430	95.6%	96.2%	3.0%	4.7%	4.0%	5.2%	
Total Boston	3,556	8.4%		$ 1,436	96.3%	96.2%	4.6%	4.2%	3.5%	4.7%	9.3%

HOME PROPERTIES®

Property Results

September YTD

Region	# of Units	YTD '14 Company % Units [1]	Date Acquired [2]	YTD '14 Rent/Mo	YTD '14 Occup [3]	YTD '13 Occup [3]	Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI [1]
									YTD '14 Versus YTD '13 % Growth		
Chicago											
Blackhawk	371		10/20/2000	$ 954	95.2%	95.1%	3.7%	3.8%	6.1%	1.6%	
Courtyards Village	224		8/29/2001	968	97.3%	97.8%	4.2%	3.6%	6.0%	1.5%	
Cypress Place	192		12/27/2000	1,119	97.1%	97.7%	5.6%	5.2%	15.9%	(1.8%)	
Lakeview Townhomes	120		10/18/2010	1,278	96.9%	96.5%	2.4%	4.4%	16.6%	(4.9%)	
The Colony	783		9/1/1999	968	96.9%	97.0%	4.5%	4.6%	10.7%	0.3%	
The Gates of Deer Grove	204		12/15/2011	1,107	97.1%	96.1%	4.3%	5.4%	14.4%	(1.7%)	
The New Colonies	672		6/23/1998	777	97.1%	96.4%	0.7%	4.7%	(4.0%)	14.2%	
Total Chicago	2,566	6.1%		$ 953	96.8%	96.6%	3.5%	4.5%	6.9%	2.5%	4.0%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,402	98.0%	97.8%	3.2%	4.7%	5.3%	4.4%	
Cambridge Village	82		3/1/2002	2,021	96.7%	97.7%	4.3%	4.0%	7.0%	2.1%	
Crescent Club	257		9/30/2010	1,494	96.4%	96.5%	6.9%	8.2%	6.4%	9.3%	
Devonshire Hills	656		7/16/2001	1,722	96.7%	96.3%	3.0%	4.3%	3.7%	4.6%	
Hawthorne Court	434		4/4/2002	1,578	97.0%	97.1%	4.3%	5.6%	2.1%	8.6%	
Heritage Square	80		4/4/2002	1,950	97.5%	97.6%	3.2%	4.2%	10.6%	0.0%	
Holiday Square	144		5/31/2002	1,358	97.9%	98.7%	3.4%	1.8%	7.2%	(1.8%)	
Lake Grove	368		2/3/1997	1,591	96.1%	96.2%	3.0%	3.1%	6.3%	1.3%	
Mid-Island Estates	232		7/1/1997	1,533	98.0%	97.7%	2.3%	3.5%	6.7%	1.6%	
Sayville Commons	342		7/15/2005	1,752	97.3%	97.4%	4.1%	3.7%	0.2%	6.5%	
Southern Meadows	452		6/29/2001	1,576	95.9%	96.0%	3.5%	4.6%	5.7%	3.7%	
Westwood Village	242		3/1/2002	2,614	96.6%	95.8%	1.7%	1.7%	4.4%	(0.1%)	
Woodmont Village	97		3/1/2002	1,459	97.3%	96.6%	3.8%	6.3%	8.2%	5.3%	
Yorkshire Village	40		3/1/2002	1,985	96.5%	95.9%	(0.4%)	(2.5%)	(5.8%)	0.4%	
Total Long Island	3,586	8.5%		$ 1,686	96.9%	96.8%	3.4%	4.1%	4.4%	3.9%	10.6%

HOME PROPERTIES®

Property Results

September YTD

Region	# of Units	YTD '14 Company % Units (1)	Date Acquired (2)	YTD '14 Rent/Mo	YTD '14 Occup(3)	YTD '13 Occup(3)	YTD '14 Versus YTD '13 % Growth: Rental Rates(4)	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI (1)
Northern New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,443	97.0%	97.2%	5.3%	4.4%	10.5%	0.9%	
Chatham Hill	308		1/30/2004	2,027	93.7%	95.1%	1.7%	2.6%	5.4%	1.5%	
East Hill Gardens	33		7/8/1998	1,688	95.4%	95.7%	4.1%	1.7%	6.8%	(1.0%)	
Hackensack Gardens	198		3/1/2005	1,276	97.2%	96.6%	4.7%	6.5%	4.1%	8.2%	
Jacob Ford Village	270		2/15/2007	1,468	97.2%	98.0%	4.0%	4.1%	9.2%	2.0%	
Lakeview	106		7/8/1998	1,506	97.2%	97.3%	2.2%	3.4%	6.4%	1.7%	
Northwood	134		1/30/2004	1,487	96.7%	96.1%	3.4%	4.1%	4.2%	4.0%	
Oak Manor	77		7/8/1998	2,107	96.3%	96.9%	5.0%	4.5%	8.0%	2.8%	
Pleasant View	1,142		7/8/1998	1,263	96.4%	96.5%	3.4%	2.8%	9.8%	(1.5%)	
Pleasure Bay	270		7/8/1998	1,206	96.1%	95.3%	5.2%	5.1%	4.6%	5.5%	
Royal Gardens	550		5/28/1997	1,363	97.2%	96.4%	3.0%	4.1%	14.2%	(1.5%)	
Wayne Village	275		7/8/1998	1,526	96.2%	97.0%	2.6%	1.9%	7.3%	(0.8%)	
Windsor Realty	67		7/8/1998	1,382	96.2%	97.1%	3.1%	1.7%	4.5%	(0.2%)	
Total Northern New Jersey	3,578	8.5%		$ 1,424	96.4%	96.5%	3.4%	3.5%	8.5%	0.7%	9.3%
Philadelphia											
Glen Manor	180		9/23/1997	831	94.5%	95.6%	3.1%	1.7%	3.8%	(0.5%)	
Golf Club	399		3/15/2000	1,224	95.2%	95.4%	4.2%	3.6%	3.3%	3.8%	
Hill Brook Place	274		7/28/1999	969	94.7%	95.1%	1.3%	(0.1%)	4.8%	(4.3%)	
Home Properties of Bryn Mawr	316		3/15/2000	1,606	90.6%	91.7%	5.6%	3.1%	6.0%	1.7%	
Home Properties of Devon	631		3/15/2000	1,322	95.2%	94.8%	2.2%	2.7%	4.3%	1.9%	
New Orleans Park	442		7/28/1999	946	93.8%	93.9%	3.5%	3.5%	3.7%	3.4%	
Racquet Club East	466		7/7/1998	1,170	93.7%	95.6%	2.3%	0.3%	0.3%	0.4%	
Racquet Club South	103		5/27/1999	971	92.9%	95.3%	1.2%	(2.4%)	1.5%	(5.9%)	
Ridley Brook	244		7/28/1999	1,004	94.7%	95.1%	1.3%	0.2%	3.4%	(2.6%)	
Sherry Lake	298		7/23/1998	1,337	97.1%	96.2%	0.8%	3.0%	11.4%	(1.2%)	
Stone Hill	205		11/27/2013	933	91.7%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,272	96.3%	97.1%	2.5%	2.7%	6.9%	0.2%	
The Landings	384		11/22/1996	1,114	96.2%	95.6%	(0.4%)	0.8%	12.5%	(6.8%)	
The Preserve at Milltown	376		6/19/2014	1,076	95.0%	n/a	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,167	96.2%	95.6%	0.8%	3.5%	12.9%	(2.0%)	
Trexler Park West	216		8/15/2008	1,386	97.3%	96.5%	(1.1%)	(0.9%)	(0.1%)	(1.4%)	
Waterview	203		7/14/2011	1,144	96.1%	95.1%	4.9%	4.8%	2.4%	6.1%	
William Henry	363		3/15/2000	1,244	94.8%	95.1%	1.6%	1.7%	2.7%	1.1%	
Willowbrook	248		7/30/2014	1,209	95.3%	n/a	n/a	n/a	n/a	n/a	
Total Philadelphia	5,744	13.6%		$ 1,188	94.9%	95.1%	2.2%	2.0%	5.0%	0.2%	11.4%

Property Results

September YTD

Region	# of Units	YTD '14 Company % Units [1]	Date Acquired [2]	YTD '14 Rent/Mo	YTD '14 Occup [3]	YTD '13 Occup [3]	YTD '14 Versus YTD '13 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '14 Company % NOI [1]
Southeast Florida											
The Hamptons	668		7/7/2004	$ 1,115	95.9%	94.6%	6.3%	8.4%	6.5%	10.0%	
Vinings at Hampton Village	168		7/7/2004	1,241	96.6%	96.9%	5.9%	5.9%	4.2%	7.3%	
Total Southeast Florida	836	2.0%		$ 1,140	96.1%	95.1%	6.2%	7.8%	6.1%	9.3%	1.5%
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,849	93.3%	96.4%	(2.7%)	(3.4%)	61.7%	(19.4%)	
Arbor Park of Alexandria	851		Redevelopment	1,633	79.4%	80.8%	5.5%	1.9%	1.9%	1.9%	
Braddock Lee	256		3/13/1998	1,457	96.5%	97.2%	1.6%	1.1%	1.5%	0.8%	
Cinnamon Run	511		12/28/2005	1,338	92.6%	92.8%	2.8%	3.6%	(6.7%)	8.4%	
Courts at Huntington Station	421		6/15/2011	1,968	94.1%	94.4%	(1.3%)	(0.4%)	(3.7%)	1.3%	
East Meadow	150		8/1/2000	1,493	96.1%	96.5%	1.7%	3.4%	6.7%	1.7%	
Eleven55 Ripley	351		Under Construction	2,016	26.3%	0.0%	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,036	95.1%	95.1%	3.5%	2.9%	2.5%	3.3%	
Hunters Glen	108		4/19/2011	1,059	94.0%	94.0%	3.6%	4.7%	1.3%	6.9%	
Mount Vernon Square	1,387		12/27/2006	1,368	93.3%	94.5%	1.8%	0.2%	5.2%	(2.4%)	
Newport Village	937		10/17/2011	1,580	93.0%	94.9%	1.0%	(2.1%)	5.6%	(6.2%)	
Park Shirlington	294		3/13/1998	1,472	95.7%	95.8%	2.5%	2.9%	3.5%	2.5%	
Peppertree Farm	879		12/28/2005	1,318	92.4%	93.6%	3.5%	2.4%	4.7%	1.2%	
Seminary Hill	296		7/1/1999	1,468	96.9%	96.4%	3.2%	5.5%	2.9%	7.4%	
Seminary Towers	545		7/1/1999	1,488	95.8%	96.5%	0.8%	0.9%	(1.4%)	2.4%	
Somerset Park	108		10/11/2011	1,530	97.3%	97.1%	1.3%	3.3%	1.5%	4.4%	
Tamarron	132		7/15/1999	1,672	94.9%	93.4%	0.7%	3.0%	2.6%	3.1%	
The Apts. at Cobblestone Square	314		6/14/2012	1,347	96.1%	95.6%	2.6%	3.5%	6.6%	1.8%	
The Apts. at Wellington Trace	240		3/2/2004	1,434	96.1%	95.0%	0.6%	1.2%	5.6%	(0.8%)	
The Courts at Dulles	411		11/30/2011	1,540	95.9%	95.2%	(0.9%)	(0.8%)	5.1%	(3.9%)	
The Courts at Fair Oaks	364		9/30/2010	1,545	94.8%	96.2%	0.1%	(1.7%)	5.0%	(4.5%)	
The Manor - MD	435		8/31/2001	1,399	94.5%	94.2%	2.8%	4.4%	11.7%	0.8%	
The Manor - VA	198		2/19/1999	1,204	94.6%	95.4%	4.6%	5.3%	3.4%	6.4%	
The Manor East	164		5/11/2012	1,167	93.5%	93.7%	5.0%	5.5%	(2.9%)	10.9%	
The Sycamores	185		12/16/2002	1,475	96.3%	95.2%	(1.3%)	(0.5%)	4.4%	(3.2%)	
Village at Potomac Falls	247		8/5/2010	1,469	95.5%	96.1%	1.4%	1.4%	4.1%	(0.1%)	
West Springfield	244		11/18/2002	1,583	95.6%	96.2%	(0.9%)	(1.7%)	0.4%	(2.7%)	
Westchester West	345		12/30/2008	1,429	93.1%	92.9%	3.3%	3.7%	7.6%	1.6%	
Woodleaf	228		3/19/2004	1,306	96.3%	96.4%	1.0%	2.3%	9.3%	(0.5%)	
Woodway at Trinity Centre	504		5/17/2012	1,440	95.8%	96.0%	2.0%	2.2%	3.7%	1.5%	
Total Washington, D.C.	11,856	28.1%		$ 1,440	94.5%	95.0%	1.5%	1.2%	4.5%	(0.6%)	30.6%
Total Properties	**42,199**	100.0%		$ 1,334	94.4%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**39,916**			$ 1,325	95.2%	95.4%	2.7%	2.8%	5.6%	1.2%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties the date reflects when all units became available to rent.
[3] Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
[4] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

HOME
PROPERTIES®

Physical Occupancy Comparison by Region - Core Properties

Sequential Comparison
Third Quarter 2014 vs. Second Quarter 2014

Region	% Units	3Q '14	2Q '14	Variance
Baltimore	26.2%	94.4%	94.5%	(0.1%)
Boston	8.3%	96.6%	96.5%	0.1%
Chicago	6.4%	96.8%	97.4%	(0.6%)
Long Island	9.0%	96.8%	97.5%	(0.7%)
Northern New Jersey	9.0%	96.8%	96.4%	0.4%
Philadelphia	12.3%	94.6%	95.0%	(0.4%)
Southeast Florida	2.1%	96.2%	95.6%	0.6%
Washington, D.C.	26.7%	94.6%	94.7%	(0.1%)
Total Core	100.0%	95.3%	95.4%	(0.1%)

Year over Year Comparison
Third Quarter 2014 vs. Third Quarter 2013

Region	% Units	3Q '14	3Q'13	Variance
Baltimore	26.2%	94.4%	94.2%	0.2%
Boston	8.3%	96.6%	95.7%	0.9%
Chicago	6.4%	96.8%	96.1%	0.7%
Long Island	9.0%	96.8%	96.5%	0.3%
Northern New Jersey	9.0%	96.8%	96.7%	0.1%
Philadelphia	12.3%	94.6%	94.1%	0.5%
Southeast Florida	2.1%	96.2%	95.2%	1.0%
Washington, D.C.	26.7%	94.6%	94.1%	0.5%
Total Core	100.0%	95.3%	94.9%	0.4%

September vs. Quarter Comparison

Region	% Units	Sep '14	3Q '14	Variance
Baltimore	26.2%	94.6%	94.4%	0.2%
Boston	8.3%	96.8%	96.6%	0.2%
Chicago	6.4%	96.8%	96.8%	0.0%
Long Island	9.0%	96.5%	96.8%	(0.3%)
Northern New Jersey	9.0%	96.8%	96.8%	0.0%
Philadelphia	12.3%	95.1%	94.6%	0.5%
Southeast Florida	2.1%	95.5%	96.2%	(0.7%)
Washington, D.C.	26.7%	94.4%	94.6%	(0.2%)
Total Core	100.0%	95.3%	95.3%	0.0%

Home Properties®

Operating Results by Region - Core Properties

Sequential Results
Third Quarter 2014 vs. Second Quarter 2014

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	1.2%	0.4%	3.0%	(0.9%)
Boston	8.3%	2.3%	2.1%	(0.9%)	3.6%
Chicago	6.4%	0.3%	(0.7%)	5.9%	(5.7%)
Long Island	9.0%	0.5%	0.5%	(1.7%)	1.8%
Northern New Jersey	9.0%	1.1%	1.1%	5.6%	(1.3%)
Philadelphia	12.3%	0.7%	(0.7%)	1.0%	(1.7%)
Southeast Florida	2.1%	2.0%	2.1%	2.7%	1.5%
Washington, D.C.	26.7%	0.2%	0.3%	2.3%	(0.7%)
Total Core	100.0%	0.8%	0.4%	2.1%	(0.5%)

Year over Year Results
Third Quarter 2014 vs. Third Quarter 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	3.4%	3.5%	4.8%	2.9%
Boston	8.3%	5.5%	5.4%	3.9%	6.1%
Chicago	6.4%	4.7%	4.7%	12.8%	(1.4%)
Long Island	9.0%	3.7%	4.3%	2.9%	5.3%
Northern New Jersey	9.0%	2.9%	3.4%	10.9%	(0.4%)
Philadelphia	12.3%	2.7%	2.6%	3.7%	2.0%
Southeast Florida	2.1%	8.1%	8.3%	5.7%	10.5%
Washington, D.C.	26.7%	2.0%	1.5%	5.8%	(0.7%)
Total Core	100.0%	3.2%	3.2%	5.7%	1.9%

Year over Year Results
YTD 2014 vs. YTD 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	26.2%	2.7%	3.0%	7.0%	1.1%
Boston	8.3%	4.7%	4.2%	3.5%	4.7%
Chicago	6.4%	4.1%	4.5%	6.9%	2.5%
Long Island	9.0%	3.6%	4.1%	4.4%	3.9%
Northern New Jersey	9.0%	3.1%	3.5%	8.5%	0.7%
Philadelphia	12.3%	1.9%	2.0%	5.0%	0.2%
Southeast Florida	2.1%	7.2%	7.8%	6.1%	9.3%
Washington, D.C.	26.7%	1.1%	1.2%	4.5%	(0.6%)
Total Core	100.0%	2.6%	2.8%	5.6%	1.2%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

**Percentage Change in New Lease and Renewal Lease Rents Compared to
Expiring Lease Rents - Core Properties**

Region	1Q '13 New	1Q '13 Renewal	2Q '13 New	2Q '13 Renewal	3Q '13 New	3Q '13 Renewal	4Q '13 New	4Q '13 Renewal	YTD '13 New	YTD '13 Renewal
Baltimore	1.6%	3.7%	2.1%	4.0%	1.1%	4.2%	(1.1%)	3.8%	1.0%	3.9%
Boston	1.9%	3.4%	7.3%	4.2%	7.0%	4.7%	1.4%	3.4%	5.0%	4.1%
Chicago	0.5%	3.0%	2.3%	4.0%	2.4%	3.9%	0.4%	4.5%	1.8%	3.9%
Long Island	1.9%	3.6%	2.3%	3.8%	2.7%	4.0%	1.5%	4.2%	2.3%	4.0%
Northern New Jersey	5.4%	2.6%	4.6%	3.0%	5.7%	2.7%	2.2%	2.8%	4.6%	2.8%
Philadelphia	(0.4%)	2.9%	2.4%	3.7%	0.0%	4.3%	(2.2%)	2.9%	0.1%	3.6%
Southeast Florida	4.6%	4.3%	7.9%	3.6%	5.7%	4.0%	5.1%	4.0%	6.0%	3.9%
Washington, D.C.	(0.3%)	4.1%	0.7%	3.9%	0.2%	3.9%	(3.0%)	3.3%	(0.6%)	3.8%
Total Core	1.3%	3.6%	2.7%	3.8%	2.0%	4.0%	(0.7%)	3.5%	1.5%	3.7%

Region	1Q '14 New	1Q '14 Renewal	2Q '14 New	2Q '14 Renewal	3Q '14 New	3Q '14 Renewal
Baltimore	0.3%	3.3%	3.4%	3.7%	2.1%	3.9%
Boston	0.4%	3.0%	5.3%	3.8%	5.8%	4.1%
Chicago	2.3%	3.4%	4.3%	2.9%	2.7%	3.9%
Long Island	(0.4%)	3.4%	4.5%	3.5%	3.6%	4.0%
Northern New Jersey	2.8%	2.1%	4.4%	2.0%	4.9%	2.4%
Philadelphia	(2.0%)	2.4%	2.7%	3.4%	3.5%	3.8%
Southeast Florida	6.9%	4.2%	9.4%	3.9%	9.7%	4.6%
Washington, D.C.	(2.3%)	2.7%	(0.1%)	3.0%	(0.2%)	3.1%
Total Core	(0.2%)	2.9%	3.0%	3.2%	2.5%	3.6%



HOME
PROPERTIES®

Resident Statistics

Top Six Reasons for Moveouts

	3Q '14	2Q '14	1Q '14	4Q '13	3Q '13	2Q '13	1Q '13	Year '13	Year '12	Year '11
Location, apartment size	15.1%	14.5%	14.0%	12.2%	13.9%	13.4%	12.3%	13.1%	12.6%	13.1%
Employment related	13.1%	14.8%	13.9%	13.1%	12.9%	13.6%	14.7%	13.5%	13.2%	13.4%
Home purchase	12.2%	10.8%	10.6%	13.3%	12.7%	12.5%	11.2%	12.5%	11.3%	10.4%
Transfer within HME	11.9%	11.2%	15.4%	16.1%	12.1%	11.9%	14.1%	13.4%	13.1%	11.6%
Eviction, skip	11.7%	12.1%	14.6%	13.4%	10.9%	13.3%	14.9%	12.9%	14.2%	16.4%
Domestic Situation	11.3%	11.1%	8.2%	8.1%	10.9%	12.2%	8.2%	10.1%	10.2%	9.6%

Traffic - Core Properties

Region	Traffic 3Q '14 vs. 3Q '13	Traffic YTD '14 vs. YTD '13	Signed Leases 3Q '14 vs. 3Q '13	Signed Leases YTD '14 vs. YTD '13
Baltimore	(9.4%)	(8.5%)	7.7%	5.8%
Boston	(11.0%)	(9.9%)	(8.2%)	0.8%
Chicago	(4.7%)	(5.1%)	2.9%	(3.6%)
Long Island	(8.4%)	(8.8%)	3.6%	2.5%
Northern New Jersey	20.8%	4.2%	32.8%	8.4%
Philadelphia	(18.5%)	(7.7%)	(12.9%)	1.1%
Southeast Florida	2.7%	(2.9%)	(11.2%)	1.0%
Washington, D.C.	(6.4%)	(5.8%)	(2.7%)	2.0%
Total Core	(7.1%)	(6.5%)	1.1%	2.9%

Turnover - Core Properties

	3Q '14	3Q '13	YTD '14	YTD '13
Baltimore	12.4%	13.1%	31.4%	31.4%
Boston	12.6%	12.8%	32.9%	33.8%
Chicago	15.2%	15.5%	35.0%	39.4%
Long Island	10.0%	10.4%	25.2%	26.8%
Northern New Jersey	10.4%	10.5%	28.1%	27.9%
Philadelphia	12.8%	15.5%	35.2%	37.4%
Southeast Florida	12.7%	12.3%	36.1%	32.1%
Washington, D.C.	11.4%	12.5%	28.5%	30.0%
Total Core	12.0%	12.9%	30.7%	31.7%

Bad Debt as % of Rent and Utility Recovery

	3Q '14	3Q '13	YTD '14	YTD '13
Total Core	1.00%	1.12%	0.90%	0.94%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	3Q '14	3Q '13	Qtr Variance	% Variance	YTD '14	YTD '13	YTD Variance	% Variance
Rent	$ 150,900	$ 146,170	$ 4,730	3.2%	$ 447,965	$ 436,609	$ 11,356	2.6%
Utility recovery	5,063	4,772	291	6.1%	18,832	17,205	1,627	9.5%
Rent including recoveries	155,963	150,942	5,021	3.3%	466,797	453,814	12,983	2.9%
Other income	7,198	7,144	54	0.8%	21,497	21,209	288	1.4%
Total income	163,161	158,086	5,075	3.2%	488,294	475,023	13,271	2.8%
Operating & maintenance	(59,014)	(55,846)	(3,168)	(5.7%)	(180,895)	(171,365)	(9,530)	(5.6%)
Core Properties NOI	$ 104,147	$ 102,240	$ 1,907	1.9%	$ 307,399	$ 303,658	$ 3,741	1.2%
Physical Occupancy	95.3%	94.9%	0.4%		95.2%	95.4%	(0.2%)	
Weighted Avg Rent per Unit	$ 1,340	$ 1,306	$ 34	2.6%	$ 1,325	$ 1,290	$ 35	2.7%

Acquired Properties [1]

	3Q '14	YTD '14
Rent	$ 3,442	$ 6,719
Utility recovery	39	44
Rent including recoveries	3,481	6,763
Other income	125	226
Total income	3,606	6,989
Operating & maintenance	(1,362)	(2,749)
Acquired Properties NOI	$ 2,244	$ 4,240
Physical Occupancy	94.9%	94.3%
Weighted Avg Rent per Unit	$ 1,182	$ 1,185

Redevelopment Property [2]

	3Q '14	YTD '14
Rent	$ 3,303	$ 9,770
Utility recovery	107	359
Rent including recoveries	3,410	10,129
Other income	133	376
Total income	3,543	10,505
Operating & maintenance	(1,214)	(3,761)
Redevelopment Property NOI	$ 2,329	$ 6,744
Physical Occupancy	79.5%	79.4%
Weighted Avg Rent per Unit	$ 1,654	$ 1,633

Development Properties [3]

	3Q '14	YTD '14
Rent	$ 890	$ 1,456
Utility recovery	8	13
Rent including recoveries	898	1,469
Other income	81	137
Total income	979	1,606
Operating & maintenance	(655)	(1,601)
Development Properties NOI	$ 324	$ 5
Physical Occupancy	(see development pipeline schedule)	
Weighted Avg Rent per Unit	$ 1,954	$ 2,016

[1] Acquired Properties consist of acquired properties subsequent to January 1, 2013, such that full year operating results are not available.

[2] The Redevelopment Property is Arbor Park of Alexandria, where 851 units in 52 buildings commenced renovation in 2011 on a building by building basis.

[3] Development Properties consist of one property, Eleven55 Ripley.

Seasonality Factor for NAV Calculation
To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.3%. This will adjust for the typical seasonal variability in NOI for each quarter.

HOME PROPERTIES®

Operating Expense Detail - Core Properties
($ in thousands)

	3Q '14	3Q '13	Qtr Variance	% Variance	YTD '14	YTD '13	YTD Variance	% Variance
Electricity	$ 2,046	$ 2,186	$ (140)	(6.4%)	$ 6,198	$ 6,014	$ 184	3.1%
Gas	1,249	1,239	10	0.8%	10,585	9,773	812	8.3%
Water & sewer	5,040	4,828	212	4.4%	14,050	13,767	283	2.1%
Repairs & maintenance	10,002	8,475	1,527	18.0%	25,684	23,599	2,085	8.8%
Personnel expense	12,823	13,128	(305)	(2.3%)	40,878	40,471	407	1.0%
Advertising	1,353	1,311	42	3.2%	3,829	3,741	88	2.4%
Legal & professional	348	389	(41)	(10.5%)	939	1,087	(148)	(13.6%)
Office & telephone	1,730	1,673	57	3.4%	5,113	4,847	266	5.5%
Property insurance	2,208	2,412	(204)	(8.5%)	6,898	4,852	2,046	42.2%
Real estate taxes	17,280	15,303	1,977	12.9%	49,475	46,882	2,593	5.5%
Snow	22	1	21	2100.0%	2,021	910	1,111	122.1%
Trash	922	899	23	2.6%	2,781	2,663	118	4.4%
Property management G&A	3,991	4,002	(11)	(0.3%)	12,444	12,759	(315)	(2.5%)
Total Core	$ 59,014	$ 55,846	$ 3,168	5.7%	$ 180,895	$ 171,365	$ 9,530	5.6%

HOME PROPERTIES®

Discontinued Operations [1]
($ in thousands)

The results of discontinued operations are summarized for the three and nine months ended September 30, 2014 and 2013 as follows:

	3Q '14	3Q '13	YTD '14	YTD '13
Revenues:				
Rental income	$ -	$ 4,512	$ 2,015	$ 15,869
Property other income	-	366	286	1,528
Total revenues	-	4,878	2,301	17,397
Expenses:				
Operating and maintenance	-	1,795	892	6,190
Interest [2]	-	662	1,109	3,605
Depreciation and amortization	-	1,212	260	4,200
Total expenses	-	3,669	2,261	13,995
Income from discontinued operations	-	1,209	40	3,402
Gain on disposition of property	-	-	31,306	45,004
Discontinued operations	$ -	$ 1,209	$ 31,346	$ 48,406

[1] Properties included in discontinued operations are listed in Summary Of Recent Sales.

[2] Includes debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of $802 for the nine months ended September 30, 2014 and $1,416 for the nine months ended September 30, 2013.

HOME
PROPERTIES®

Summary Of Recent Acquisitions

($ in millions, except unit and per unit data)

Community	Region	State	Purchase Date	# of Units	Cap [1] Rate	Purchase Price		Wtd Avg Price per Unit	
2014 Acquisitions									
The Preserve at Milltown	Philadelphia	PA	6/19/2014	376	6.3%	$	45.0	$	119,681
Willowbrook	Philadelphia	PA	7/30/2014	248	6.8%		30.5		122,984
			Total 2014	624	6.5%	$	75.5	$	120,994
2013 Acquisitions									
Stone Hill	Philadelphia	PA	11/27/2013	205	6.8%	$	15.5	$	75,610
Middlesex Crossing	Boston	MA	12/18/2013	252	6.4%		40.3		159,722
			Total 2013	457	6.5%	$	55.8	$	121,991
		Total 2014 and 2013 Acquisitions		1,081	6.5%	$	131.3	$	121,415

[1] Capitalization (Cap) rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales

($ in millions, except unit and per unit data)

Community	Region	State	Sale Date	# of Units	Cap [2] Rate	Sales Price		Wtd Avg Price per Unit		Unlevered IRR
2014 Sales										
Cider Mill	Washington, D.C.	MD	2/26/2014	864	6.9%	$	110.0	$	127,315	8.4%
			Total 2014	864	6.9%	$	110.0	$	127,315	8.4%
2013 Sales										
South Bay Manor	Long Island	NY	3/14/2013	61	6.4%	$	11.1	$	181,967	10.7%
Falkland Chase	Washington, D.C.	MD	3/29/2013	450	5.5%		98.0		217,778	10.8%
Castle Club	Philadelphia	PA	4/10/2013	158	7.2%		15.0		94,937	7.4%
Virginia Village	Washington, D.C.	VA	10/15/2013	344	5.9%		68.0		197,674	13.4%
			Total 2013	1,013	5.8%	$	192.1	$	189,635	11.5%
		Total 2014 and 2013 Sales		1,877	6.2%	$	302.1	$	160,948	10.4%

[2] Capitalization (Cap) rate based on historical NOI after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown of Units

Region	State	As of 12/31/2012	12/31/2012 % of units	Net Acquired/Sold/ Developed in 2013	As of 12/31/2013	12/31/2013 % of Units	Net Acquired/Sold/ Developed in 2014	As of 9/30/2014	9/30/2014 % of Units
Baltimore	MD	10,477	24.6%	-	10,477	24.8%	-	10,477	24.8%
Boston	MA/ME	3,303	7.7%	253	3,556	8.4%	-	3,556	8.4%
Chicago	IL	2,566	6.0%	-	2,566	6.1%	-	2,566	6.1%
Long Island	NY	3,647	8.5%	(61)	3,586	8.5%	-	3,586	8.5%
Northern New Jersey	NJ	3,578	8.4%	-	3,578	8.5%	-	3,578	8.5%
Philadelphia	PA	5,067	11.9%	47	5,114	12.2%	630	5,744	13.6%
Southeast Florida	FL	836	2.0%	-	836	2.0%	-	836	2.0%
Washington, D.C.	MD/VA	13,161	30.9%	(704)	12,457	29.5%	(601)	11,856	28.1%
Total		42,635	100.0%	(465)	42,170	100.0%	29	42,199	100.0%

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	09/30/14 Balance	Maturity Date
Fixed Rate Secured				
Westchester West - 1st	Berkeley Point Capital - Freddie Mac	6.15%	25,709	03/01/15
Westchester West - 2nd	Berkeley Point Capital - Freddie Mac	6.64%	7,154	03/01/15
Stratford Greens	Capital One Bank	5.75%	28,620	07/01/15
Sayville Commons	M&T Realty - Freddie Mac	5.00%	36,391	08/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	31,572	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	21,622	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	18,640	09/01/15
Cypress Place Apartments	Prudential - Fannie Mae	6.56%	9,656	11/01/15
Golf Club Apartments	Prudential - Fannie Mae	6.38%	31,087	11/01/15
Northwood Apartments	M&T Realty - Freddie Mac	5.50%	9,916	12/01/15
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.25%	46,569	01/01/16
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.55%	4,843	01/01/16
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.25%	71,678	01/01/16
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.55%	1,761	01/01/16
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.57%	47,004	02/01/16
Devonshire - 1st	Wachovia - Fannie Mae	5.60%	34,446	04/01/16
Devonshire - 2nd	Wachovia - Fannie Mae	6.24%	7,912	04/01/16
Mid-Island	Prudential - Fannie Mae	5.48%	18,262	04/01/16
Owings Run 1 & 2	Prudential - Fannie Mae	5.59%	39,571	04/01/16
The Manor East	KeyBank - Freddie Mac	3.25%	6,677	04/01/16
Country Village	Centerline (CIII) - Fannie Mae	5.52%	17,288	06/01/16
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.61%	47,000	06/01/17
Mill Towne Village	Prudential - Fannie Mae	5.99%	24,239	09/01/17
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.83%	47,000	11/01/17
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.81%	39,285	12/01/17
Chatham Hill	M&T Realty - Freddie Mac	5.59%	41,910	01/01/18
William Henry Apartments	PNC - Fannie Mae	4.85%	27,027	01/01/18
Seminary Towers Apartments	Prudential - Fannie Mae	5.49%	53,515	07/01/18
The Manor (MD)	Prudential - Fannie Mae	4.23%	43,597	11/01/18
Bonnie Ridge - 1st	Prudential Life	6.60%	6,668	12/15/18
Bonnie Ridge - 2nd	Prudential Life	6.16%	16,214	12/15/18
Bonnie Ridge - 3rd	Prudential Life	6.07%	23,296	12/15/18

HOME PROPERTIES®

Debt Summary Schedule

($ in thousands)

Property	Lender	Interest Rate %	09/30/14 Balance	Maturity Date
Annapolis Roads	Amerisphere - Fannie Mae	5.12%	22,698	01/01/19
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.75%	17,208	01/01/19
The Sycamores	M&T Realty - Freddie Mac	5.71%	20,055	01/01/19
Top Field Apartments	M&T Realty - Fannie Mae	4.84%	15,682	01/01/19
Westwood Village	M&T Realty - Freddie Mac	5.68%	43,933	01/01/19
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.47%	11,609	07/01/19
Glen Manor	Prudential - Fannie Mae	5.83%	7,508	08/01/19
Ridley Brook	Prudential - Fannie Mae	5.83%	12,464	08/01/19
The Courts at Fair Oaks	Walker&Dunlop - Freddie CME	4.50%	46,361	08/01/19
Southern Meadows	Red Mortgage - Fannie Mae	5.36%	38,514	10/01/19
Elmwood Terrace	M&T Realty - Fannie Mae	5.56%	25,329	11/01/19
Lakeview	Greystone - Fannie Mae	5.31%	8,586	12/01/19
The Landings	Prudential - Fannie Mae	5.60%	24,730	01/01/20
East Meadow Apartments	M&T Realty - Freddie Mac	5.40%	13,917	05/01/20
Selford Townhomes	M&T Realty - Freddie Mac	5.40%	8,413	05/01/20
Stone Ends Apts.	M&T Realty - Freddie Mac	5.40%	23,698	05/01/20
Tamarron Apartments	M&T Realty - Freddie Mac	5.40%	13,924	05/01/20
The Manor (VA)	M&T Realty - Freddie Mac	5.40%	13,069	05/01/20
Woodmont Village	M&T Realty - Freddie Mac	5.40%	9,430	05/01/20
Trexler Park	Greystone - Fannie Mae	4.34%	36,198	09/01/20
Arbor Park of Alexandria	Prudential - Fannie Mae	4.35%	91,309	11/01/20
New Orleans Park	M&T Realty - Fannie Mae	4.58%	22,234	11/01/20
Racquet Club East	PNC - Fannie Mae	4.74%	35,635	12/01/20
Heritage Woods Apts	Greystone - Fannie Mae	5.39%	13,758	01/01/21
The Meadows at Marlborough	Prudential - Fannie Mae	5.50%	20,109	01/01/21
Home Properties of Devon	M&T Realty - Fannie Mae	4.85%	57,575	08/01/21
Pleasant View Gardens	Prudential - Fannie Mae	4.51%	90,454	11/01/21
Wtd Avg Rate/Total Debt - Fixed Rate Secured		5.21%	$1,630,527	

HOME PROPERTIES®

Debt Summary Schedule

($ in thousands)

Property	Lender	Interest Rate %	09/30/14 Balance	Maturity Date
Variable Rate Secured				
Sherry Lake	M&T Realty - Freddie Mac	2.90%	23,867	04/01/17
Wtd Avg Rate/Total Debt - Variable Rate Secured		2.90%	$ 23,867	
Wtd Avg Rate/Total Debt - Total Secured Debt		5.18%	$1,654,394	
Fixed Rate Unsecured				
Private Placement Senior Notes - Series A	Various Investors	4.46%	$ 90,000	12/19/18
Private Placement Senior Notes - Series B	Various Investors	5.00%	60,000	12/19/21
Senior Notes	Prudential Life Insurance	4.16%	50,000	06/27/19
Bank Term Loan-Interest Rate Swapped to Maturity	M&T Bank et. al.	1.69%	250,000	08/18/18
Variable Rate Unsecured				
Revolving Line of Credit	M&T Bank et. al.	1.19%	371,000	08/18/17
Wtd Avg Rate/Total Debt - Total Unsecured Debt		2.16%	$ 821,000	
Total Combined Debt		4.18%	$2,475,394	

% Of Portfolio - Fixed   84.0%
% Of Portfolio - Variable   16.0%

	Interest Rate %	Years To Maturity
Wtd Avg - Total Fixed Rate Debt	4.72%	3.89
Wtd Avg - Total Variable Rate Debt	1.29%	2.86
Wtd Avg - Combined Debt	4.18%	3.73

Debt Summary Schedule
($ in thousands)

Total Debt Maturity Schedule Exclusive of Revolving Line of Credit						
Year of Maturity	Fixed Rate		Variable Rate		Total	
	Wtd Avg Rate	Debt	Wtd Avg Rate	Debt	Debt	% Of Total
2015	5.17%	220,365	-	-	220,365	10.47%
2016	5.40%	296,012	-	-	296,012	14.07%
2017	5.78%	157,524	2.90%	23,867	181,391	8.62%
2018	3.53%	552,228	-	-	552,228	26.24%
2019	5.14%	319,946	-	-	319,946	15.20%
2020	4.82%	292,556	-	-	292,556	13.90%
2021	4.84%	241,896	-	-	241,896	11.50%
TOTAL	4.72%	$ 2,080,527	2.90%	$ 23,867	$ 2,104,394	100.00%

Debt Summary Schedule

Unencumbered Properties

Property		# Units	Region	State	Property		# Units	Region	State
Canterbury		618	Baltimore	MD	Lake Grove		368	Long Island	NY
Dunfield		312	Baltimore	MD	Yorkshire Village		40	Long Island	NY
Gateway Village		132	Baltimore	MD	Barrington Gardens		148	Northern New Jersey	NJ
Howard Crossing		1,350	Baltimore	MD	East Hill Gardens		33	Northern New Jersey	NJ
Middlebrooke		208	Baltimore	MD	Hackensack Gardens		198	Northern New Jersey	NJ
Morningside Heights		1,050	Baltimore	MD	Jacob Ford Village		270	Northern New Jersey	NJ
Saddle Brooke		468	Baltimore	MD	Oak Manor		77	Northern New Jersey	NJ
The Apts at Cambridge Court		544	Baltimore	MD	Pleasure Bay		270	Northern New Jersey	NJ
The Coves at Chesapeake		469	Baltimore	MD	Wayne Village		275	Northern New Jersey	NJ
The Greens at Columbia	*	168	Baltimore	MD	Windsor Realty		67	Northern New Jersey	NJ
Westbrooke		110	Baltimore	MD	Hill Brook Place		274	Philadelphia	PA
Gardencrest		696	Boston	MA	Home Properties of Bryn Mawr		316	Philadelphia	PA
Highland House	*	172	Boston	MA	Racquet Club South		103	Philadelphia	PA
Liberty Place		107	Boston	MA	Stone Hill		205	Philadelphia	PA
Middlesex Crossing		252	Boston	MA	The Preserve at Milltown		376	Philadelphia	PA
The Commons at Haynes Farm		302	Boston	MA	Waterview		203	Philadelphia	PA
The Heights at Marlborough		348	Boston	MA	Willowbrook	*	248	Philadelphia	PA
The Townhomes of Beverly		204	Boston	MA	1200 East West		247	Washington, D.C.	MD
The Village at Marshfield		276	Boston	MA	Eleven55 Ripley		351	Washington, D.C.	MD
Westwoods		35	Boston	MA	Hunter's Glen		108	Washington, D.C.	MD
Liberty Commons		120	Boston	ME	Seminary Hill		296	Washington, D.C.	MD
Redbank Village		500	Boston	ME	Courts at Huntington Station		421	Washington, D.C.	MD
Blackhawk		371	Chicago	IL	Woodleaf Apartments		228	Washington, D.C.	MD
Courtyards Village		224	Chicago	IL	Braddock Lee		255	Washington, D.C.	VA
Lakeview Townhomes		120	Chicago	IL	Mt. Vernon Square		1,387	Washington, D.C.	VA
The Colony		783	Chicago	IL	Newport Village		937	Washington, D.C.	VA
The Gates of Deer Grove		204	Chicago	IL	Park Shirlington		294	Washington, D.C.	VA
The New Colonies		672	Chicago	IL	Somerset Park		108	Washington, D.C.	VA
Bayview/Colonial		160	Long Island	NY	The Apts at Cobblestone Square		314	Washington, D.C.	VA
Cambridge Village		82	Long Island	NY	The Apts at Wellington Trace		240	Washington, D.C.	VA
Crescent Club		257	Long Island	NY	The Courts at Dulles		411	Washington, D.C.	VA
Hawthorne Court		434	Long Island	NY	Village at Potomac Falls		247	Washington, D.C.	VA
Heritage Square		80	Long Island	NY	West Springfield		244	Washington, D.C.	VA
Holiday Square		144	Long Island	NY	Woodway at Trinity Centre		504	Washington, D.C.	VA

Total Number of Units:	22,035
Total Number of Properties:	68

* Property added to unencumbered pool during Q3 '14.

Home PROPERTIES®

Recurring Capital Expenditure Summary

Effective January 1, 2014, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $900 per apartment unit compared to $848 in the prior year. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements are expected to directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure per Unit per Year[2]	Maintenance Expense Cost per Unit per Year[3]	Total Cost per Unit per Year
Appliances	$ 1,673	10	$ 167	$ 13	$ 180
Blinds, shades	148	3	49	6	55
Carpets, cleaning	924	4	231	155	386
Computers, equipment, misc.[4]	124	6	21	22	43
Contract repairs	-	-	-	182	182
Exterior painting [5]	87	3	29	-	29
Flooring	175	7	25	27	52
Furnace, air (HVAC)	880	19	46	84	130
Hot water heater	302	7	43	-	43
Interior painting	-	-	-	194	194
Kitchen, bath cabinets upgrades	1,272	15	85	-	85
Landscaping site	-	-	-	122	122
New roof	906	24	38	-	38
Parking lot site	900	15	60	-	60
Pool, exercise facility	130	15	9	56	65
Windows major	1,712	20	86	-	86
Miscellaneous [6]	190	17	11	-	11
Total	$ 9,423		$ 900	$ 861	$ 1,761

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $861 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home PROPERTIES®

Capital Expenditure Summary

The Company estimates that on an annual basis $900 per unit is spent on recurring capital expenditures in 2014. During the three months ended September 30, 2014 approximately $225 per unit was spent on recurring capital expenditures. For the nine months ended September 30, 2014 approximately $675 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and nine months ended September 30, 2014 as follows:

For the three months ended September 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 355	$ 9	$ 355	$ 9
Major building improvements	1,289	32	4,436	108	5,725	140
Roof replacements	389	10	1,127	28	1,516	38
Site improvements	706	17	6,520	159	7,226	176
Apartment upgrades	1,124	27	10,484	256	11,608	283
Appliances	1,956	48	-	-	1,956	48
Carpeting/flooring	2,619	64	1,992	49	4,611	113
HVAC/mechanicals	911	22	4,174	102	5,085	124
Miscellaneous	215	5	646	16	861	21
Total	$ 9,209	$ 225	$ 29,734	$ 727	$ 38,943	$ 952

[a] Calculated using the weighted average number of units owned, including 39,916 core units, 2013 acquisition units of 457, and 2014 acquisition units of 550 for the three months ended September 30, 2014.

For the nine months ended September 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 858	$ 21	$ 858	$ 21
Major building improvements	3,834	94	10,778	266	14,612	360
Roof replacements	1,156	28	2,003	49	3,159	77
Site improvements	2,100	52	12,515	308	14,615	360
Apartment upgrades	4,187	103	24,695	609	28,882	712
Appliances	4,973	123	-	-	4,973	123
Carpeting/flooring	7,791	192	2,632	65	10,423	257
HVAC/mechanicals	2,708	67	10,190	251	12,898	318
Miscellaneous	639	16	1,767	44	2,406	60
Total	$ 27,388	$ 675	$ 65,438	$ 1,613	$ 92,826	$ 2,288

[a] Calculated using the weighted average number of units owned, including 39,916 core units, 2013 acquisition units of 457, and 2014 acquisition units of 203 for the nine months ended September 30, 2014.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended September 30, 2014
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,982	$ 225	$ 28,425	$ 712	$ 37,407	$ 937
2014 Acquisition Communities	124	225	71	129	195	355
2013 Acquisition Communities	103	225	1,238	2,709	1,341	2,934
Subtotal	9,209	225	29,734	727	38,943	952
Corporate office expenditures [b]	-	-	-	-	515	-
Total	$ 9,209	$ 225	$ 29,734	$ 727	$ 39,458	$ 952

[a] Calculated using the weighted average number of units owned, including 39,916 core units, 2013 acquisition units of 457, and 2014 acquisition units of 550 for the three months ended September 30, 2014.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the nine months ended September 30, 2014
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 26,943	$ 675	$ 62,483	$ 1,565	$ 89,426	$ 2,240
2014 Acquisition Communities	137	675	62	305	199	980
2013 Acquisition Communities	308	675	2,893	6,329	3,201	7,004
Sub-total	27,388	675	65,438	1,613	92,826	2,288
2014 Disposed Community	45	248	0	-	45	248
Corporate office expenditures [b]	-	-	-	-	1,593	-
Total	$ 27,433	$ 673	$ 65,438	$ 1,606	$ 94,464	$ 2,279

[a] Calculated using the weighted average number of units owned, including 39,916 core units, 2013 acquisition units of 457, 2014 acquisition units of 203, and 2014 disposed units of 180 for the nine months ended September 30, 2014.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 9/30/2014	Quarter 9/30/2013	Change
Net Operating Income	$ 104,147	$ 102,240	1.9%
Less: Non-recurring Capex @ 6%	(1,706)	-	-
Adjusted Net Operating Income	$ 102,441	$ 102,240	0.2%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

HOME PROPERTIES®

Development Pipeline as of September 30, 2014
($ in thousands)

	Property Type	Units when Complete	Cost Estimate	Cost Estimate Per Unit	Costs Incurred [1]	Start	Initial Occup	Date Complete	% Complete [2]	% Leased [3]	% Physical Occup [4]
Under construction:											
Eleven55 Ripley	Mid-Rise and	379	$ 113,000	$ 298	$ 111,771	4Q 11	4Q 13	4Q 14	92.6%	64.9%	60.9%
Silver Spring, MD	High-Rise										
Courts at Spring Mill Station [5]	Donut/Podium	385	89,000	231	66,358	2Q 12	4Q 14	1Q 15	13.2%	11.4%	1.8%
Conshohocken, PA											
Total					$ 178,129						

[1] Costs classified as Construction in Progress at September 30, 2014 are comprised of:

Eleven55 Ripley [a]	$ 63,346
Courts at Spring Mill Station	66,358
	$ 129,704

[a] The difference between Costs Incurred and Construction in Progress represents units placed into service.

[2] Represents the percentage of units that have been completed and are available to rent as of October 29, 2014.

[3] Represents the percentage of units that have been leased as of October 29, 2014.

[4] Represents the percentage of units occupied as of October 29, 2014.

[5] Initial occupancy was expected during the third quarter of 2014. The actual first move-ins occurred October 1, 2014.

HOME PROPERTIES®

2014 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
2014 compared to 2013					
FFO per share - **2014** guidance	$0.996	$1.045	$1.126	$1.16 to $1.20	$4.33 to $4.37
Midpoint of guidance	$0.996	$1.045	$1.126	$1.18	$4.35
FFO per share - **2013** actual	$1.053	$1.113	$1.086	$1.111	$4.368
Projected improvement	-5.4%	-6.1%	3.7%	6.2%	-0.4%

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
2014 compared to 2013 based on "Operating FFO" - OFFO					
OFFO per share - **2014** guidance	$0.996	$1.11	$1.131	$1.16 to $1.20	$4.40 to $4.44
Midpoint of guidance	$0.996	$1.11	$1.131	$1.18	$4.42
OFFO per share - **2013** actual	$1.053	$1.113	$1.087	$1.115	$4.373
Actual/projected improvement	-5.4%	-0.3%	4.0%	5.8%	1.1%

The difference between FFO and OFFO is expensed acquisition costs and impairment charges related to the Company's exit from new development business.

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
OFFO as Adjusted for Impact of Exit From New Development Business					
OFFO - Midpoint of guidance	$0.996	$1.110	$1.131	$1.180	$4.420
Severance	0.000	0.000	0.015	0.005	0.020
Reduced capitalized interest on land parcels previously designated for development	0.000	0.000	0.009	0.009	0.018
OFFO as Adjusted for Impact of Exit From New Development Business	$0.996	$1.110	$1.155	$1.194	$4.458

HOME
PROPERTIES®

2014 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
Core Property Assumptions:					
Total revenue growth	2.8%	2.4%	3.2%	3.9% to 4.3%	3.1% to 3.2%
Expense growth	8.9%	2.0%	5.7%	5.0% to 5.4%	5.4% to 5.5%
NOI growth	-0.8%	2.6%	1.9%	3.2% to 3.6%	1.8% to 2.0%

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
Core Occupancy Assumptions:					
2014 physical occupancy	95.0%	95.4%	95.3%	95.2%	95.2%
2013 physical occupancy	95.5%	95.8%	94.9%	94.8%	95.2%
Change in occupancy	-0.5%	-0.4%	0.4%	0.4%	0.0%

Acquisition range for the year is $225 million to $250 million.

Disposition range for the year is $250 million to $275 million